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[ELRON LOGO]
                                 -Press Release-

             ELRON ANNOUNCES SPECIAL GENERAL MEETING OF SHAREHOLDERS
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Tel Aviv, February 13, 2006 - Elron Electronic Industries Ltd. ("Elron") (Nasdaq
& TASE:ELRN), today announced that it will hold a Special General Meeting of Shareholders at 10.00 am, Israel time, on March 12, 2006, at Elron's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel. At the shareholders meeting, the shareholders will be asked:

(1) to re-elect Mr. Yaacov Goldman as an External Director, as defined in the Israeli Companies Law, 1999, to the Board of Directors of Elron;

(2) to approve payment of the remuneration of the External Directors of Elron in the maximum amount permitted under the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2002 as more fully described in Elron's Proxy Statement; and

(3) to approve and ratify the consulting agreement between Elron and Prof. Yair Be'ery, a director of Elron, as more fully described in Elron's Proxy Statement.

Shareholders on record at the close of business on February 14, 2006 shall be entitled to notice of and to vote at, the shareholders meeting. The company expects to mail a detailed notice and proxy statement to the shareholders on or about February 17, 2006.

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, telecom, semiconductors and advanced materials. For further information, visit http://www.elron.com
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Contact:
Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net
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(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)